UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2025

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.

(Translation of registrant’s name into English)

AV. BEGONIAS NO. 415, 19TH FLOOR,

SAN ISIDRO, LIMA, PERU

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

COMPAÑIA DE MINAS BUENAVENTURA S.A.A.

Friday, March 28, 2025

Messrs.

Superintendence of Capital Markets

MATERIAL INFORMATION: Notice of Resolutions of the convened Shareholders’ Meeting

In accordance with the provisions of the Regulation of Material and Reserved Information, approved by Resolution SMV No. 005-2014-SMV/01, we communicate the following information:

Legal Entity: COMPAÑIA DE MINAS BUENAVENTURA S.A.A.

Type of Meeting: Annual Mandatory Shareholders’

Meeting Date: 03/28/2025

Time: 09:00 am

Description Material Fact: THE 5 ITEMS PROPOSED TO THE GENERAL SHAREHOLDERS' MEETING WERE APPROVED BY THE SHAREHOLDERS IN ATTENDANCE.

Comments:

The following items were discussed:

- Social Management Approval (Financial Statements and Annual Report)

- Distribution or Application of Profits

- Remuneration to the Board of Directors - fiscal year 2024: THE PROPOSED REMUNERATION TO THE BOARD OF DIRECTORS FOR FISCAL YEAR 2024 WAS APPROVED.

- Appointment of external auditors for fiscal year 2025: WE APPROVED THE APPOINTMENT OF THE FIRM TANAKA, VALDIVIA Y ASOCIADOS, PARTNERS IN PERU OF EY, AS OUR EXTERNAL AUDITORS FOR THE FISCAL YEAR 2025.

DATA OF COMMUNICATION OF DISTRIBUTION OR APPLICATION OF UTILITIES

Utility Application Detail:

THE PROPOSED DIVIDEND DISTRIBUTION WAS APPROVED.

Detail of Cash Dividend Delivery Item

Results: Accumulated

Fiscal Year: 2014

Amount to be Distributed: $80,540,420

Dividends per Share Detail

Type of Stock: BUENAVC1 - COMMON STOCKS

Number of Shares: 274,889,924

Dividend Amount per Share: $0.2922

Remarks:

Type of Share: BUENAVI1 - INVESTMENT STOCKS

Number of Shares: 744,640

Dividend Amount per Share: $0.2922

Remarks:

DATA OF COMMUNICATION OF RECORD DATE AND DELIVERY FOR DISTRIBUTION OR APPLICATION OF PROFITS

Profit Distribution Concept: 2014-Accumulated Profit

Type of Security: BUENAVC1 COMMON STOCK

Registration Date: 16/04/2025

Security Type: BUENAVC1 COMMON STOCKS

Delivery Date: 05/05/2025

Security Type: BUENAVI1 INVESTMENT STOCK

Registration Date: 16/04/2025

Security Type: BUENAVI1 INVESTMENT STOCK

Delivery Date: 05/05/2025

Remarks: Note 1: The Common Stock Dividend also applies to holders of ADR's, being one (1) ADR equivalent to one (1) common share. Note 2: The record date and payment date for ADR holders will be communicated when established by the Bank of New York Mellon (depositary bank).

FINANCIAL REPORTING INFORMATION COMMUNICATION DATA

Type of Information: Annual Audited Individual and Annual

Report Period: 2024

Comments:

Sincerely,

DANIEL DOMINGUEZ VERA

MARKET RELATIONS OFFICER

COMPAÑIA DE MINAS BUENAVENTURA S.A.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: March 31, 2025	By:	/s/ DANIEL DOMÍNGUEZ VERA
	Name:	Daniel Domínguez Vera
	Title:	Market Relations Officer